Exelon Constellation

Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange

Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

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Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the

Exelon Constellation

combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly

Exelon Constellation

release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual

Exelon Constellation

meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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The following is a transcript of the press conference held on April 28, 2011 concerning the proposed merger of Exelon and Constellation Energy:

Jim Connaughton:	Good morning everybody. I’m Jim Connaughton Executive Vice President of Corporate Affairs, Public and Environmental Policy for Constellation Energy. We’re going to get started with our press conference. Just a few things. You’re going to hear from our three corporate leaders. When you ask your questions, since we have some leaders from out of town if you wouldn’t mind, identify yourself and which organization you’re with, so they can get to know you. And I think you’ll get to know them quite a bit over time. But with that I would like to introduce to you Mayo Shattuck, John Rowe, and Chris Crane.

Mayo Shattuck:	Thank you Jim. And welcome everyone. It’s a pleasure to have you all here to announce a very exciting transaction between Constellation Energy and Exelon. We announced the merger this morning. And in particular to this group in Maryland, we want to talk a bit today about what we think it means for Maryland, the city of Baltimore, our employees and all of our stakeholders. We’re very proud of the package that’s put together. We are going to address some of those over the course of this conference.

Exelon Constellation

Our agenda this morning is brief. You’ll have a chance to hear from John Rowe, who is the Chief Executive Officer of Exelon. As well as Chris Crane, the current President and Chief Operating Officer of Exelon. I’ll close with some specific details that deal with Maryland. We’ll have a chance to take some Q&A during the course of the discussion.

I’d like to start though, with a few facts about our new partner, Exelon, for those who are not familiar with them. Exelon is one of the largest electric and gas utility companies in the United States with annual revenues of over 18 billion dollars. The Exelon family includes energy generation, power marketing and energy delivery. And is the parent company to Commonwealth Edison in Chicago and PECO in Philadelphia which are the energy delivery companies, similar to BGE, here in Baltimore.

And in effect, BGE will become the third leg of the stool from the standpoint of utilities. Exelon is one of the largest generators of electricity in the country. It owns more than twenty-five thousand megawatts. And is the largest nuclear generator in the country with seventeen units in Illinois, Pennsylvania and New Jersey. In fact, Exelon is the largest generator of clean, low carbon electricity including nuclear, hydro, wind and some solar. It’s headquartered in Chicago with more than nineteen thousand employees.

And with that, I’d like to introduce John Rowe. If you’re not familiar with John, he’s widely regarded as the dean of the energy industry. He has been the CEO in the industry for more than twenty-seven years. Longer by far than any of his peers. And he is a well-respected thought leader throughout the industry. He is also well known in Chicago for his community involvement and philanthropy. And as he is for his business acumen.

Exelon Constellation

One of John’s many accomplishments at Exelon are the company’s efforts to achieve a clean energy future through Exelon 2020. A first of it’s kind, planned to effectively eliminate the equivalent of the company’s entire 2001 carbon footprint b 2020. John has been a high profile advocate for clean energy policy in Washington. And was among the first CEOs in our industry to focus on climate, first testifying before congress on the potential effects of carbon emissions in 1992.

Chris Crane, to my left, who you will meet after John is president and chief operating officer of Exelon. And he too is one of the leading executive’s in the power industry. But right now we turn it over to John Rowe, chairmen and CEO of Exelon.

John Rowe:	Thank you, Mayo. It’s a real pleasure to be here in Baltimore to announce this transaction. Exelon itself is the product of one of the most successful mergers in the history of the utility industry. Unicom and ComEd in Chicago, with PECO energy in Philadelphia. We made that one work for both cities. For our employees and for our shareholders and customers. And we will make this one work, as well.

These companies fit together beautifully. We are combining the nation’s leading fleet of clean power plants with the nation’s leading energy marketing business. We are able to do it in a way that brings value to both sets of investors. And we’re able to do it in a way that brings value to the Maryland community.

No two other companies in the country are as active advocates of both clean energy and competitive energy markets as Exelon and Constellation. Mayo will become Executive Chairman of the new

Exelon Constellation

company upon completion of the merger. And Chris Crane, to my left, will become President and Chief Executive Officer.

I will retire upon the completion of the transaction. The headquarters will remain in Chicago. As will the ComEd headquarters. But PECO and the nuclear headquarters will be in urban and suburban Philadelphia. Baltimore Gas and Electric and the Retail Wholesale Marketing headquarters and Renewable Development headquarters will be here in Baltimore. We believe this brings a whole new growth engine to the Baltimore community.

We will, of course, continue to meet our obligations in both Chicago and Philadelphia, as well. I have been a major sponsor of both corporate and personal philanthropy. When we put Exelon together, we committed that we would treat Philadelphia and Chicago proportionately, as well. And we have done so. I think you’ll find that the political leaders in Pennsylvania believe we are very much a hometown company. And will probably be that here in Maryland, as well.

Now, every CEO likes to announce a merger. It’s what passes for good fun in my business. But when the price of doing a merger is your own job, you have to kind of stand on one foot and then another, a little bit at that. Exelon is my baby. After twenty-seven years of running utilities, putting together a company with the strength, the commitment to clean energy, commitment to ethnic and gender diversity, the commitment to the community that Exelon has is a very unique thing. And I’m so proud of it I’d jump up and down if it wouldn’t embarrass me and all of you.

But the result of that feeling is I wouldn’t do this and I wouldn’t be recommending it to the boards, regulators and to all of you if I didn’t

Exelon Constellation

believe this is a very special combination, that Chris and Mayo can run it well together. And they’ll make it sing for all of you. So, I’m committed to this. And I’m committed to you all. Chris?

Chris Crane:	Thank you, John. And good afternoon to everybody. As John said, we are happy to be in Baltimore. Mayo will share some of the consumer benefits associated with the merger in a moment. From an investor perspective, this transaction will result in immediate financial benefits to both Exelon and Constellation shareholders. And will substantially increase our presence across the energy value chain.

The combination will result in a company with increased sale, scope and financial strength. As John mentioned, this brings together Exelon’s large, clean generation fleet with Constellation’s industry leading competitive retail and wholesale business to create one very strong platform. In particular, Constellation’s world-class commodity unity will be a very complimentary part of the fleet going forward.

We will gain a better, bigger channel to market for our generation to expand our customer base to more than thirty thousand commercial customers. We are combining the two premier nuclear fleets in the country. We will be diversifying our generation portfolio with eighty-seven percent clean energy. Fifty-five percent will come from nuclear. Twenty-six natural and gas. Eight percent renewable and hydro.

We are particularly delighted to add another strong utility to the company with BGE. Together BGE, ComEd and PECO will serve 6.6 million customers with gas and electric. For these reasons and many others, we are looking forward to bringing the two great companies together. And I’m confident that we’ll get the deal done that makes financial sense

Exelon Constellation

today. And positions us to continue to be a leader and integrated company in our sector going forward. We will cover more of the details on the merger.

Mayo Shattuck:	Thank you, Chris. As part of the merger, Exelon and Constellation have put together a package that offers direct benefits for the state of Maryland, the city of Baltimore and our BGE customers. Probably most importantly is that the transaction will be net jobs positive for Maryland. There will be no impacts on jobs at BGE for at least two years after the transaction closes.

As John mentioned, we are maintaining a significant employee and headquarters presence here in Baltimore. BGE, the combined Constellation, retail, wholesale and marketing business will continue to be headquartered in Baltimore. As will both company’s renewable businesses. A newer, substantially renovated headquarters will be part of the deal, which stands to raise hundred of construction jobs.

BGE customers will feel the immediate, positive impact of this merger. Within ninety days of closing, each residential electric and gas customer will receive a one time credit for one hundred dollars for their utility bill. That’s a total investment of one hundred and ten billion dollars.

Longer term, our utility customers will also see benefits as we share best practices along our three standalone utilities, ComEd, PECO and BGE, to enhance safety, reliability, efficiency and customer service. This merger also offers additional broader advantages for Maryland’s economy and energy infrastructure. First, we propose to invest three million dollars towards the Power Maryland Energy Efficiency Act. And five million dollars towards low-income programs for utility customers.

Exelon Constellation

We also plan to invest ten million dollars to develop infrastructure for electric vehicles, energy efficiency and renewables development. Our proposal includes the development of twenty-five megawatts of renewable energy in Maryland. An investment of more than fifty billion dollars. And the charitable giving that you’ve come to expect from Constellation and BGE will not change.

Exelon and Constellation have committed to maintaining to giving our Maryland-based businesses at their current levels, currently about ten million dollars a year, for at least ten years following the merger. And I might add that Exelon itself is considered one of the most charitable and philanthropic organizations in the country.

In all of the value in the package for Maryland exceeds two hundred and fifty million dollars. We look forward to working with key stakeholders in Maryland, and to bringing these benefits to BGE customers and the state, once the transaction is approved. And with that John, Chris and I would be delighted to take any of your questions.

Interviewer:	Mr. Shattuck, my name is David Collins from WBAL TV. You wanted us to identify ourselves. Mr. Rowe said it brings new growth engine to the Baltimore community. And you just said it was a net jobs positive for Baltimore. Would you please discuss the long-term commitment to jobs in Baltimore? As you mentioned, there was a two year commitment for BGE employees.

Mayo Shattuck:	Yes. The exciting thing about the merger is that we are taking a company that has a very large generational footprint, with a company, Constellation, which has built a customer-centric business over the last

Exelon Constellation

ten years, throughout the country. We have been a hub here, selling electricity and gas. And now other services including solar installations to large customers throughout the country. That business is located here.

And what we were going to do in this transaction is integrate Exelon’s similar resources. Smaller than ours, but similar in intent and focus, into the Baltimore community. We’re going to build a new building or renovate an old building that will house these businesses. We need larger trading floors. We need more capacity for the people to build the renewables business. And to expand on this customer-centric business. And so as a net result, we feel that although there is always in mergers some rotation of jobs, this is going to be a net jobs positive result.

Interviewer:	Mayo, could you expand on that a little bit and give us the idea of moving parts — I’m sorry gentlemen. I’m taking a [unintelligible] time.

Mayo Shattuck:	And they told us you were on vacation. Sorry.

Interviewer:	Could you give us an idea of how big, how these different parts are going to work. How big is the renewables business now? Either employees, or revenue or both? The potential of how big its marketing business is now? Employees, revenue, or both? What’s the potential there? And then what the [remains] and how is that going to be effected?

Mayo Shattuck:	Sure. Why don’t I have Chris start off with that and I’ll add on when necessary.

Chris Crane:	Sure. Currently, we have a renewables business mainly focused on wind development. We have seven hundred and thirty megawatts in operation. And we’re developing another two hundred and thirty. Constellation has

Exelon Constellation

done a fantastic job in developing the solar business. We will continue to try to scale that business up. But it will be as the economics allow.

We don’t have exact revenue numbers to contribute to that at this point. The size of the organization as it exists here now, the Constellation Energy, the retail is about nine hundred people, I believe. We have a couple hundred people in Kenyon Square, Pennsylvania. And consolidating those jobs, we think that would net out above the same total. Around eleven hundred in the beginning.

We’ll continue to look at opportunities to grow the business. Understand that it will be selling power and gas across thirty-eight states. We see the opportunities to continue to grow, as I said. Revenues from the business right now will be about fifty percent on a combined with you’re taking our generation and the retail. We think that will increase under two scenarios. One is commodities prices increase. The other is the scale of the business continues to grow.

Mayo Shattuck:	I can give you a couple of examples. These are very small numbers in a much larger context. But they are real people. Sitting in the back of the room are Paul [bonnie] who is General Council of PECO in Philadelphia. Standing are [grundi bragorio] from nuclear, Daryl Bradford from Exelon, Calvin Butler who is a Senior Vice President of HR. Those four people are going to be spending most of their time in this city for Exelon, working on this transaction. And they’ll be our first footprint here. They’ll be real people you can get to know and talk to everyday. The only bad thing is two of them are lawyers.

Interviewer:	This is [Chatterd rockflying] WBAL Radio. What happens to the headquarters we are in now? Is that going to be replaced by the newer

Exelon Constellation

building? And for that matter, the employees who work here. Are they going to stay downtown? Or are they going to be moved to another part of the city?

Mayo Shattuck:	We are committed to downtown. And we don’t know exactly where this new building might be. I’d say we’ll spend the next nine months or so working on that. I imagine we’ll be in this building and the building next door for a few years. Until we are able to consolidate to a single place.

The building we are in now, I think, is considerably one of the most popular buildings in Maryland. And I assume that it will always be well populated. And we hope to build something that accommodates particularly these larger train floors that really this building in particular was not suitable for.

Interviewer:	Would that facility remain in the city? Or are you looking at other parts of the Baltimore area?

Mayo Shattuck:	We’re committed to the city.

Interviewer:	Mr. Shattuck, Mike [Connor] with WJZ[F]. Can you say at this point [that at this rate could you call it a] Public Service Commission [unintelligible]?

Mayo Shattuck:	Well, the question is about the Public Service Commission. And I think from our standpoint is that the very good news is that this commission has essentially been seated for about five years. They’ve had a number of opportunities to rule on rate cases and mergers. And as a consequence, has a tremendous amount of experience.

Exelon Constellation

We are in a different environment than we were six years ago when hurricanes and they kept lifting up the rate cap and other factors, made the contemplation of a merger much different than it is today. And so I think the kind of environment that we’re in, where we have a reliable and trusted service commission that will deliberate on this in due course. And we have confidence from prior rate cases that they’ll do so. Combined with a better environment.

Right now, we are in an environment where today you saw we announced that our customers will have an eleven percent decrease in their bills at BGE next year. That is twenty-four percent off the commodity prices of just a couple years ago. So, fortunately it’s an environment where our customers are feeling a little bit better. They’re never going to feel good enough. But I think in combination with this rebate, this deal will be well received.

I also think that we’ve tried to be very sensitive to the other stakeholder interest in Maryland. That as a consequence of observing some of these cases that have come out of the commission in the last couple of years, we know that there’s a keen interest in renewable development in Maryland. We know that the administration wants to increase the percentage coming from renewables.

We know there’s a very keen interest in electric car infrastructure. There’s always a keen interest in helping the disadvantage through some of our low income support programs. So, what we tried to do this time, which is clearly different from six years ago, is that a lot of the contemplation of this merger has been thinking about how to make this in the best interest of this organization, of the people, of our customers, of the state of Maryland, of the city of Baltimore.

Exelon Constellation

And I think the package that’s put together is an aggregate consideration of all those factors. And on that is a very positive offer. And we wanted to get it upfront. Try to get people to understand what it is and appreciate the fact that it really is something that’s well thought through. And we think it will have a very positive impact.

Interviewer:	[unintelligible] manager of the Baltimore Sun. I was just wondering in the walkup to the deal, did Constellation entertain offers from any other energy companies? And can you give us a little bit of color as to sort of how this deal kind of came into play in the last couple of weeks? And sort of a related question, what is part of the breakup fees associated?

Mayo Shattuck:	Sure. The uncolorful answer is we did not consider anything else. We have long admired each other’s companies. Because philosophically, the two companies are very consistent on things like clean energy and competitive markets. We both are leading advocates in some of the group coalitions around those matters.

So, I’ve known these two fine gentlemen for the ten years that I’ve been in the business. I have tremendous respect for the company. And strategically, as we saw the need to add more generation to back up this very high-growth retail business that we have, we needed to find a generation footprint that was consistent with our principles. Particularly, the clean aspect of it.

So, there really isn’t any better marriage with anyone in the industry in terms of their business mix, their philosophical orientation towards clean energy. And towards the efficacy of clean markets, then Exelon. And that’s really one of the reasons why this was definitely a conversation

Exelon Constellation

amongst the three of us. And in consultation could we make this work the right way? And make sure that we had a good outcome.

Interviewer:	Who first approached who on the deal? Did you get the phone call or did you make the phone call?

Mayo Shattuck:	I received the phone call. And these gentlemen were ultimately very persuasive, I guess.

Interviewer:	And the breakup keys?

Mayo Shattuck:	The breakup fees are symmetrical by size. You’ll see that it’s two hundred million dollars for one side and eight hundred million dollars for the other. And we clearly anticipate that we will not trigger those.

Interviewer:	Who gets the two hundred million?

Mayo Shattuck:	We would get the eight hundred were the deal to be broken under some very special circumstances. And two hundred for them.

Interviewer:	[unintelligible] from [Construction Today]. [Two questions about] the business. Will there be any changes in names? Will there be any reduction of the staff. Do you see any kind of changes with those arches.

And then additionally, in your press release you had said that there would be a more competitive prices and a change of office. Is there [any] tell me about that now? Or is that not even close [unintelligible].

Mayo Shattuck:	Yeah. [Question I might want to add] to this but probably from we both agreed that we would actually go to market under the Constellation brand.

Exelon Constellation

And that is because we’ve spent years out there marketing ourselves. And branding that name. And it’s very valuable. And so, we will continue to market under the Constellation brand.

We’ll continue to expand the product portfolio that we sell. Recently as John and Chris both suggested, the solar business is going extremely well. A lot of people in solar installation and distributer generation. A lot of people interested in demand response, energy efficiency products.

So, that our sales force, which is hundreds of people, feet on the ground throughout the states, is out there selling a multiple product portfolio. And that’s becoming a very sticky business for us. And customers want to deal with us. And we want to continue under that brand name. Chris, do you want to add something to that?

Chris Crane:	No, I think you covered it. Covered it well.

Interviewer:	[unintelligible] with the Baltimore [fitz] Journal. Will you stay and [multeract] the deal with this?

Mayo Shattuck:	My family and I are committed to living in Baltimore. We love it here. it’s our home. And fortunately, I think Chris and John are gracious enough to allow me to continue as an employee of this company and with a role where I really hope to help. Particularly, the competitive businesses here continue to expand. I will be going back and forth to Chicago. But I know he’s going to be doing more back and forth than I am. So, that’s the good news.

Interviewer:	I have one more question for you, Mr. Shattuck. Last year I read a story about you involvement with the company that’s trying to lure

Exelon Constellation

[unintelligible] to the state. As a form of headquarters. And now, there’s the prospect of Constellation sort of, you know, losing another Fortune 500 company, you know, name. I was wondering, just to get your thoughts on it, what does it take for Maryland to sort of keep a company, you know, keep and breed a Fortune 500 company? And were there any [statements, iterations here?] Was there something the state could have done differently for Constellation? What does it take to keep and grow a Fortune 500 company?

Mayo Shattuck:	Yeah. You know what? I’m a Maryland booster, for sure. And I have tried to help on any number of fronts to get companies here. And to build a larger employee base. But I think the thing that we all recognize in today’s corporate world is that the title of corporate headquarters can be a man and his dog in Delaware.

And what really matters is the substance of really what you’re doing. Where your employee base is. What’s your driving. And the fact that we are now going to be part of a Fortune 100 company with it’s growth arms situated here. With the potential of really increasing employment over time.

I mean, this is a business we have great ambition about. And great passion for. And we hope that with great execution, we can move down that path. That is considerably more important than some of the titular moves people make for tax reasons or whatever. Because it is a different world. It’s a global world. Our business is consolidating pretty rapidly now.

It has been a fragmented and a sort of balkanized business for many, many years. And if we are going to do things like build new plants and

Exelon Constellation

improve the infrastructure, it is going to take companies of critical mass and scale to get that done. I think that’s part of what all this is about. I’m sure John has a lot to say about that. Because he’s the dean of that notion.

John Rowe:	I just want to add a couple of simple facts. Right now, Exelon locates it’s annual meetings back and forth between Philadelphia and Chicago. We get this deal done, I expect that next year’s will be here in Baltimore. Right now, Exelon’s board of directors is approximately one third Philadelphians, one third Chicagoans, one third everywhere else. When we get this transaction done, it will be one fourth Philadelphia, one fourth Baltimore, one forth Chicago and one forth everywhere else. We treat the cities we are committed to the same. We are committed to that. Our Philadelphia PECO head has every bit as much authority as our Chicago ComEd has. And that will be true for the Baltimore Gas and Electric head here in Baltimore. And folks like Chris will fly back and forth, being where they’re needed. Just like I have done. The mayor of Philadelphia, the governor of Pennsylvania have never had any more trouble getting me to be in their [anti] room than the mayor of Chicago and governor of Illinois. And that’s the way we run it. That’s the way we’re committed to.

Interviewer:	Mr. Shattuck?

Interviewer:	One more question that I was going to ask?

Interviewer:	Mr. Shattuck?

Interviewer:	[unintelligible] the other guy here. What does the deal mean for an existing generation, specifically the coal fire clients?

Exelon Constellation

Mayo Shattuck:	The coal fire. Part of the regulatory approval process at the federal level, we had to pass a market power test that is going to drive us to sell the twenty-six hundred megawatts of coal, here in Maryland. Those are very valuable assets. In Maryland, environmental regulations have been in place in advance of the federal regulations. So, Constellation has made all the investment required for those to be compliant with the new federal rules.

We would anticipate those to continue to operate at the same level of efficiency. And dispatch as they do now. But they will be divested. The remaining assets in the combined fleet will stay in, the remaining assets of the two individual fleets will remain in the combined fleet. As I gave you the percentages on nuclear, gas, hydro and renewables.

Respondent:	Thank you all very much.

End of recording.